Exhibit 99.1

PRESS RELEASE

Metallica Resources, New Gold and Peak Gold Announce Signing of Definitive Agreement for
US$1.6 Billion Business Combination

May 12, 2008 – VANCOUVER, BC – Metallica Resources Inc. (“Metallica Resources”) (TSX – MR and AMEX – MRB), New Gold Inc. (“New Gold”) (TSX and AMEX – NGD) and Peak Gold Ltd. (“Peak Gold”) (TSXV – PIK) are pleased to announce that they have signed a definitive agreement in connection with the previously announced business combination (the “Transaction”).

Each of Metallica Resources, New Gold and Peak Gold have scheduled shareholder meetings to be held on June 17, 2008 at which they will seek their respective shareholder approvals required in connection with the Transaction.  It is anticipated that materials for such meetings will be mailed to shareholders on or about May 26, 2008.  The Transaction is expected to close on or about June 30, 2008.

For further information please contact:

Rhonda Bennetto
Director Investor Relations and Corporate Communications
Metallica Resources Inc.
Direct: +1 (303) 640-3292
Toll-free: +1 (888) 933-0313 x5
Email: rmbennetto@metal-res.com
Website: www.metal-res.com

Laura Sandilands
Manager of Investor Relations
New Gold Inc.
Direct: +1 (416) 977-1067
Toll-free: +1 (877) 977-1067
Email: lsandilands@newgoldinc.com
Website: www.newgoldinc.com

Melanie Hennessey
Vice President Investor Relations
Peak Gold Ltd.
Direct: +1 (604) 696-3024
Toll-free: +1 (888) 220-2760
Email: info@peakgold.com
Website: www.peakgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.